Erin Leonard Events

Profit and Loss

January 1 - December 1, 2023

	TOTAL
Income	
Billable Expense Income	17,089.33
Event Planning Services	913,295.66
Total Income	**$930,384.99**
Cost of Goods Sold	
Cost of Goods Sold	
Advanced Payment Discounts	109,312.91
Client Billable Expenses	-9,388.56
Total Cost of Goods Sold	**99,924.35**
Cost of Labor	
Event Subcontractor Labor	38,632.59
Total Cost of Labor	**38,632.59**
Total Cost of Goods Sold	**$138,556.94**
GROSS PROFIT	**$791,828.05**
Expenses	
Banking Expenses	
AMX Fees	369.00
Bank Charges & Fees	1,011.41
Melio Credit card fee	1.50
Payment Processing Fees	308.60
Total Banking Expenses	**1,690.51**
Donations Expenses	
Charitable Donation Expense	283.71
Total Donations Expenses	**283.71**
Dues & Membership Expenses	
Professional Subscriptions	3.45
Total Dues & Membership Expenses	**3.45**
Education Expenses	
Training Expense	50.00
Total Education Expenses	**50.00**
Equipment & Software Expenses	76.32
Computer Equipment Expense	530.73
General Software Expense	5,440.80
Total Equipment & Software Expenses	**6,047.85**
Financing Expenses	
Interest Expense	11,297.78
Total Financing Expenses	**11,297.78**

Erin Leonard Events

Profit and Loss

January 1 - December 1, 2023

	TOTAL
Insurance Expenses	208.95
General Liability Insurance Expense	1,058.27
Health Insurance	11,966.04
Total Insurance Expenses	**13,233.26**
Labor Expenses	
Benefits Expense	
Cell and Technology Expense	1,680.00
Employee Gifts & Incentives	833.52
Health Benefits Expense	20,474.90
Retirement Contribution Expense	5,767.99
Total Benefits Expense	**28,756.41**
Non-Event Labor	43.49
Wages Expense	
Bonus Expense	1,000.00
Payroll Processing Expense	2,945.44
Payroll Taxes Expense	31,298.85
Salaries	277,025.31
Total Wages Expense	**312,269.60**
Total Labor Expenses	**341,069.50**
Meals & Entertainment Expenses	
Business Meal Expense	11,194.41
Client Entertainment Expense	1,688.89
Total Meals & Entertainment Expenses	**12,883.30**
Offices & Facilities Expenses	
Minor Office Equipment Expense	3.25
Office Supplies Expense	4,733.86
Rent & Office Lease Expenses	1,875.76
Utilities Expense	1,203.19
Total Offices & Facilities Expenses	**7,816.06**
Professional Services	
401k Retirement Account Management	2,707.50
Accounting Services	36,645.00
Administrative Contractor	10,960.20
Attorneys Fees Expense	850.00
Human Resources Expense	9,015.00
Tax Preparation & Audit Expense	1,391.00
Total Professional Services	**61,568.70**

Erin Leonard Events

Profit and Loss

January 1 - December 1, 2023

	TOTAL
Sales & Marketing Expenses	
Advertising Expense	3,145.47
Business Development	535.38
Client Gift	252.89
Internet Marketing Expense	133.50
Outreach & PR Expense	615.00
Promo Materials Expense	1,380.00
Sales & Marketing Consulting Expense	2,500.00
Tradeshow & Event Exhibit Expense	295.45
Total Sales & Marketing Expenses	**8,857.69**
Supplies & Postage Expenses	
Postage & Shipping Expense	593.60
Printing & Reproduction Expense	348.19
Total Supplies & Postage Expenses	**941.79**
Tax & Compliance Expenses	
Permits & Licenses Expense	100.00
Taxes Paid - 2022	16,489.00
Total Tax & Compliance Expenses	**16,589.00**
Telecomm Expenses	
Internet Expense	934.89
Total Telecomm Expenses	**934.89**
Travel & Transport Expenses	
Local Transit Expenses	9,719.31
Lodging Expenses	16,423.42
Major Transportation Expense	11,000.83
Per Diem Expense	491.17
Vehicle & Travel Rentals	8,914.83
Total Travel & Transport Expenses	**46,549.56**
Vehicle Expenses	
Gas & Routine expenses	551.51
Vehicle Rental & Insurance	5,893.49
Total Vehicle Expenses	**6,445.00**
Website Expenses	
Graphic Design Services	35,676.25
Website Development & Maintenance Expense	309.52
Website Registration & Hosting	356.19
Total Website Expenses	**36,341.96**
Total Expenses	**$572,604.01**
NET OPERATING INCOME	**$219,224.04**
Other Income	
Interest & Investments Revenues	10.95

Erin Leonard Events

Profit and Loss

January 1 - December 1, 2023

	TOTAL
Other Miscellaneous Income	781.55
Total Other Income	**$792.50**
Other Expenses	
Other Miscellaneous Expense	0.25
Prior Period Adjustment	11,810.07
Uncategorized Expense	361.99
Total Other Expenses	**$12,172.31**
NET OTHER INCOME	**$ -11,379.81**
NET INCOME	**$207,844.23**

Erin Leonard Events

Balance Sheet

As of December 1, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	
Chase Checking	98,307.44
Chase Money Market	10,036.67
PayPal Proxy	0.00
Total Bank Accounts	**108,344.11**
Total Bank Accounts	**$108,344.11**
Accounts Receivable	
Accounts Receivable (A/R)	35,385.96
Total Accounts Receivable	**$35,385.96**
Other Current Assets	
Employee Advances	0.00
Lawsuit AR	0.00
Prepaid Expenses	1,347.33
Prepaid Education	0.00
Prepaid Equipment & Software	1,991.09
Total Prepaid Expenses	**3,338.42**
Undeposited Funds	0.00
Total Other Current Assets	**$3,338.42**
Total Current Assets	**$147,068.49**
Fixed Assets	
Accumulated Depreciation	
Accumulated Depreciation - Computer	-11,174.43
Total Accumulated Depreciation	**-11,174.43**
Fixed Assets	
Computer	10,666.69
Total Fixed Assets	**10,666.69**
Total Fixed Assets	**$ -507.74**
Other Assets	
Loan Costs	1,617.70
Total Other Assets	**$1,617.70**
TOTAL ASSETS	**$148,178.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,037.50
Total Accounts Payable	**$3,037.50**

Erin Leonard Events

Balance Sheet

As of December 1, 2023

	TOTAL
Credit Cards	
Credit Cards	
AMX Bonvoy -1003	703.70
AMX Hilton Honors	8,752.38
BW AMX Hilton Honors -1022	5,274.73
EL AMX Hilton Honors -1006	12,209.20
JS AMX Hilton Honors -1089	79.65
KT AMX Hilton Honors - 1071	916.90
LB AMX Hilton Honors - 3051	3,858.16
MW AMX Hilton Honors -1063	0.00
Total AMX Hilton Honors	**31,091.02**
Jet Blue Barclay CC	369.00
Southwest Card	0.00
Total Credit Cards	**32,163.72**
Total Credit Cards	**$32,163.72**
Other Current Liabilities	
Deferred Revenues	0.00
Loans Payable	
Amex LOC $35,500 (2149.73 pmt)	26,901.08
Business Loan 2021	7,177.99
N/P - Eric Leonard #2	0.00
NP Amex LOC $25,000 (2197.79 pmt)	15,604.42
SMBX Loan	27,678.77
Total Loans Payable	**77,362.26**
Payroll Liabilities	420.55
Benefits & Garnishments Payable	-2,145.38
Total Payroll Liabilities	**-1,724.83**
Payroll Tax Payable	-902.90
Payroll Tax Payable - MD	-104.88
Total Payroll Tax Payable	**-1,007.78**
Prepaid Legal - Trust	0.00
Team Reimbursements Payable	7,072.75
Contractor Expense Reimbursements Due	0.00
Total Team Reimbursements Payable	**7,072.75**
Total Other Current Liabilities	**$81,702.40**
Total Current Liabilities	**$116,903.62**
Long-Term Liabilities	
Note Payable - Erin Leonard	101,896.87
Total Long-Term Liabilities	**$101,896.87**
Total Liabilities	**$218,800.49**

Erin Leonard Events

Balance Sheet

As of December 1, 2023

	TOTAL
Equity	
Owner's Equity	13,100.89
Owner's Contributions	35,369.49
Owner's Withdrawals	-409,654.02
Total Owner's Equity	**-361,183.64**
Retained Earnings	82,717.37
Net Income	207,844.23
Total Equity	**$ -70,622.04**
TOTAL LIABILITIES AND EQUITY	**$148,178.45**

Erin Leonard Events

Statement of Cash Flows

January 1 - December 1, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	207,844.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-35,385.96
Prepaid Expenses	-1,347.33
Prepaid Expenses:Prepaid Equipment & Software	-1,991.09
Accounts Payable (A/P)	2,531.00
Credit Cards:AMX Bonvoy -1003	5,016.46
Credit Cards:AMX Hilton Honors	13,712.50
Credit Cards:AMX Hilton Honors:BW AMX Hilton Honors -1022	5,274.73
Credit Cards:AMX Hilton Honors:EL AMX Hilton Honors -1006	15,424.12
Credit Cards:AMX Hilton Honors:JS AMX Hilton Honors -1089	79.65
Credit Cards:AMX Hilton Honors:KT AMX Hilton Honors - 1071	916.90
Credit Cards:AMX Hilton Honors:LB AMX Hilton Honors - 3051	6,792.90
Credit Cards:Jet Blue Barclay CC	369.00
Credit Cards:Southwest Card	0.00
Deferred Revenues	-137,750.00
Loans Payable:Amex LOC $35,500 (2149.73 pmt)	26,901.08
Loans Payable:Business Loan 2021	-3,741.26
Loans Payable:N/P - Eric Leonard #2	0.00
Loans Payable:NP Amex LOC $25,000 (2197.79 pmt)	15,604.42
Loans Payable:SMBX Loan	-9,859.76
Payroll Liabilities	420.55
Payroll Liabilities:Benefits & Garnishments Payable	-5,570.59
Payroll Tax Payable	-902.90
Payroll Tax Payable:Payroll Tax Payable - MD	-104.88
Team Reimbursements Payable	7,072.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-96,537.71**
Net cash provided by operating activities	**$111,306.52**
FINANCING ACTIVITIES	
Note Payable - Erin Leonard	101,896.87
Owner's Equity	-1,000.00
Owner's Equity:Owner's Contributions	-47,197.62
Owner's Equity:Owner's Withdrawals	-93,195.07
Net cash provided by financing activities	**$ -39,495.82**
NET CASH INCREASE FOR PERIOD	**$71,810.70**
Cash at beginning of period	36,533.41
CASH AT END OF PERIOD	**$108,344.11**